UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


			The Goldfield Corporation
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                                (Name of Issuer)

		COMMON STOCK, Par Value $0.10 per share
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          	 (Title of Class of Securities)


		Joseph C. and Donna J. and James S. Cocalis
				119 Wright Street
			     Point Marion, PA 15474

                                 (724) 725-3358

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  March 5, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

              Joseph C. and Donna J. and James S. Cocalis

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(b) A group (with a binding agreement), has not been formed to date; however, the reporting person is in contact with other stockholders that represent approximately 4,000,000 shares who have expressed a verbal interest (but no commitment) into determining the feasibility of forming a group with the intent to bundle stock to effectuate a stock swap with a larger company or mutual fund at a price equal to or above book value. The activities include advertising, direct and indirect contact with individuals, companies, and mutual funds to determine interest in a stock swap.

Management changes have also been discussed with other stockholders; however, there are currently no plans we are aware of to run a dissident slate for the Board of Directors in the 2002 proxy campaign. Issues discussed include cost savings that would result from an odd lot stock repurchase program, performance based compensation, reduction of overhead, electoral reform, fiscal oversight, etc.



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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

               OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)
                                                                      /  /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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                          7          SOLE VOTING POWER

NUMBER OF                                  569,700
SHARES                    ---------------------------------------------------
BENEFICIALLY              8          SHARED VOTING POWER
OWNED BY EACH
REPORTING                                  0
PERSON WITH               ---------------------------------------------------

                          9          SOLE DISPOSITIVE POWER

                                        569,700
                          ---------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                            0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

569,700 (504,700 Joseph & Donna, 7000 Joseph, 8000 Donna, 50,000 James)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.1% - ------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                      Stockholder
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Item 1.  Security and issuer

	This statement on Schedule 13-D (the "Statement")relates to shares of the common stock, $0.10 par value per share (the "shares"), of The
Goldfield Corporation, a Delaware corporation, whose principle executive offices are located at 100 Rialto Place, Melbourne, FL 32901.


Item 2.  Identity and Background.

	(a)   This statement is being filed by Joseph C, Donna J.
and James S. Cocalis, all retired, with Joseph and Donna residing in the State of Pennsylvania and James residing in the State of NJ.

..	(b) and (c) The principle address of Joseph and Donna Cocalis is 119 Wright Street, Point Marion, PA 15474.

	(d) The reporting person, during the last five years, has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).